RECEIVED
2009 NOV 23 A 9:41

ZEISS CARL ZEISS MEDITEC

09047345

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-106

Fax: +49 36 41/ 220-117

e-mail: p.kofler@meditec.zeiss.com

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: PKo/LFi
Date: 2009-11-16

SUPPL

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents, they were released to our shareholders:

Type of document	Date of release
Press Release	2009-11-12

Best regards,

Carl Zeiss Meditec AG
i.V.

P. Kofler

Patrick Kofler
Director Investor Relations

i.A.

Lydia Fischer

Lydia Fischer
Assistant Investor Relations

dlw 11/23

Chairman of the Supervisory Board:
Dr. Markus Guthoff

Board of Management:
Dr. Michael Kaschke, President and CEO
Ulrich Krauss,
Bernd Hirsch
Dr. Ludwin Monz

Address of Record:
Goeschwitzer Str. 51-52
07745 Jena, Germany
Tel.: +49 36 41 220-0

Address for Delivery:
Carl Zeiss Meditec AG
Carl-Zeiss-Promenade 10
07745 Jena, Germany

Commercial Register:
Local Court Jena HRB 205623
VAT-ID. No. DE 811 922 737
WEEE-Reg.-Nr. DE55298748

Deutsche Bank Jena
Account: 624536900 (BIC 820 700 00)
S.W.I.F.T.-Code: DEUT DE 8E
IBAN: DE90820700000624536900

Dresdner Bank Jena
Account: 343424200 (BIC 820 800 00)
S.W.I.F.T.- Code: DRES DE FF 825
IBAN: DE12820800000343424200

Commerzbank Jena
Account: 258072800 (BIC 820 400 00)
S.W.I.F.T.- Code: COBADEFFXXX
IBAN: DE31820400000258072800

RECEIVED
2009 NOV 23 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Contact: +49 3641 220-331

Carl Zeiss Meditec AG
07745 Jena
Germany

Ad hoc disclosure pursuant to Section 15 WpHG (German Securities Trading Act)

Change in Management Board

JENA—November 12, 2009.
After today's supervisory board meeting, which ended at 2.44 pm, Carl Zeiss Meditec AG (ISIN: DE0005313704) announces that in agreement with the Supervisory and Management Boards its board member Bernd Hirsch will resign from the Management Board effective November 30, 2009. Mr Hirsch is responsible for Finance and Controlling, Investor Relations, Legal and Taxes, as well as Business Process Excellence. He is leaving the company on his own accord to take up a new challenge outside the Carl Zeiss Group.

The Supervisory Board thanks Mr Hirsch for his dedicated and successful work in the Executive Board of Carl Zeiss Meditec.

The company will be announcing details of his successor in the near future.

In the interim his duties will be taken over temporarily by board members Dr. Michael Kaschke, Dr. Ludwin Monz and Ulrich Krauss.

In the financial year 2008/2009 the company exceeded the given forecast. Carl Zeiss Meditec will be publishing its annual financial statements on December 14, 2009.

Carl Zeiss Meditec AG
07745 Jena
Germany

Press contacts:

Eva Sesselmann
Corporate Communications
Carl Zeiss Meditec AG
07745 Jena, Germany
Phone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Investor Relations
Carl Zeiss Meditec AG
07745 Jena, Germany
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases - including implants and consumable materials. The company creates innovative visualisation solutions in the field of microsurgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

In the 2007/2008 (30 September) financial year the 2,100 employees generated sales of about € 600 million. The head office of Carl Zeiss Meditec is in Jena, Germany. The company has subsidiaries in

Carl Zeiss Meditec AG
07745 Jena
Germany

Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups in the optical and opto-electronics industry. The five independently managed business units of Carl Zeiss AG operate in the future-oriented markets of "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". The head office of Carl Zeiss AG is in Oberkochen, Germany. In the 2007/08 financial year (balance sheet date 30 September) the group posted sales of € 2.7 billion. Carl Zeiss has a total workforce of about 13,000 in over 30 countries, over 8,000 of them in Germany.

Further information: www.meditec.zeiss.com